221 Main Street, Suite 300 • San Francisco, CA 94105 • (P) 415 593-5464 • (F) 415 896-5680

August 24, 2015

VIA EDGAR

Ms. Era Anagnosti

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Prosper Marketplace, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

File No. 333-147019

Prosper Funding LLC

Form 10-K for the Fiscal Year Ended December 31, 2014

File No. 333-179941

Dear Ms. Anagnosti:

On behalf of Prosper Funding LLC, a Delaware limited liability company (“PFL”), and Prosper Marketplace, Inc. (“PMI” and, collectively with PFL, the “Company”), we are responding to the comment received from the staff of the Division of Corporation Finance (the “Staff”) by letter dated August 14, 2015. The response set forth below is numbered to correspond to the numbered comment in the Staff’s comment letter, which have been reproduced here for ease of reference.

Form 10-K for the Fiscal Year Ended December 31, 2014

Business

Sale of the Notes, page 39

Sale of Loans Purchased through Whole Loan Channel, page 40

1.

We note your response to comment three. Please provide some basis for your belief that the demand from existing and potential investors for both channels appears significant, and the reasons why given such demand, the sources of funds for the Whole Loan Channel would currently be so concentrated. In addition, please explain to us the terms of your arrangement with each of the third party investors supporting your argument that you are not dependent on these funding sources.

Division of Corporation Finance

U.S. Securities and Exchange Commission

August 24, 2015

Response:

Basis For the Company’s Belief that the Demand from Existing and Potential Investors is Significant

As previously noted in the Company’s response letter dated July 31, 2015, the Company believes that its third party funding sources are sufficiently diversified and if any particular third party funding sources were to be terminated, given the demand from existing and potential investors in both of our loan channels, the Company would not experience a material decrease in available funding to originate Borrower Loans. The Company’s belief is based on the fact that demand from investors has historically exceeded the supply of loans on the platform.

The Company’s belief is supported by its experience with changes in the composition of its largest investors in the current fiscal year. As disclosed on page F-27 in the Company’s Form 10-K for fiscal year ended December 31, 2014, of all Borrower Loans originated in the year ended December 31, 2014, 37%, 22% and 13% were purchased by three different parties. In February 2015, the investor that purchased 22% of all Borrower Loans originated in 2014 stopped purchasing Borrower Loans through the Company’s marketplace, while the investor that purchased 13% of all Borrower Loans originated in 2014, has reduced its purchases to 4% of Borrower Loans in 2015 as of June 30, 2015. Notwithstanding these occurrences, the Company has not experienced any decrease and has actually achieved a significant increase in Borrower Loans originated through the Company’s marketplace in 2015. The “funding gap” created by the reduction in Borrower Loan purchases by these parties has already been filled by other investors on the platform.

The Company’s experience with loan allocations between the Whole Loan Channel and the retail channel also supports the Company’s belief. Under the current structure of the platform, any Borrower Loans that are posted on the Whole Loan Channel and that remain available for more than one hour after being listed are moved to the retail channel. Of all the standard loan product listings placed in the Whole Loan Channel from January 1, 2015 to June 30, 2015, only 1.45% rolled over to the retail pool. This compares to 5.35% for the same period in 2014. Based on this, the Company believes there is more demand than it can currently satisfy and certainly sufficient demand to replace its larger investors in the Whole Loan Channel.

As a result, the Company believes that if any third party funding sources terminate purchases, or significantly reduce purchases of Borrower Loans, the Company does not expect to have any material decrease in available funding to originate Borrower Loans through its marketplace given the current demand.

Division of Corporation Finance

U.S. Securities and Exchange Commission

August 24, 2015

Terms of Arrangements With Third Party Investors

As disclosed on page 36 of Amendment No. 2 to the Form S-1 filed on August 24, 2015, investor members who participate in the Company’s Whole Loan Channel must enter into loan purchase agreements. Under the loan purchase agreements, the Company establishes the investor members’ accounts and sets out the procedures for the purchase of Borrower Loans. This includes the Company and the investor member making limited representations and warranties and agreeing to indemnify each other for breaches of the loan purchase agreement. There is no commitment for the Company to sell, or for the investor member to purchase, any minimum level of Borrower Loans under the loan purchase agreements. As a result, the terms of the Company’s agreements with third party investors have no bearing on whether the Company is dependent on third party funding sources.

*   *   *   *   *   *   *

We hope that the foregoing has been responsive to the Staff’s comment. Should the Staff have additional questions or comments relating to any of the foregoing, please do not hesitate to contact Keir D. Gumbs, at (202) 662-5500, or, Reid S. Hooper, at (202) 662-5984, of Covington & Burling LLP, counsel to the Company.

Very truly yours,

/s/ Sachin Adarkar
Sachin Adarkar
General Counsel and Secretary